CORPORATE, EARNINGS Ferrovial delivers solid results in first nine months of 2025 ● The company reported substantial revenue growth in all business divisions Amsterdam, October 28, 2025 - Ferrovial, a leading global infrastructure company, closed the first nine months of 2025 with significant growth, supported by a substantial revenue increase in all business divisions. Adjusted EBITDA1 improved during the period, mainly driven by U.S. highway assets. “Our North American assets delivered outstanding performance in the first nine months of the year. 407 ETR posted solid results as traffic volumes improved thanks to successful commercial campaigns, leading to an increase in EBITDA and dividends. Our Construction division continues to strengthen its profitability in line with our long-term strategy, and the New Terminal One project is entering a key phase ahead of its 2026 opening. We’re excited by the strong momentum across our business divisions and the growth opportunities ahead,” said Ignacio Madridejos, Ferrovial CEO. Adjusted EBITDA1 amounted to €1 billion in the first nine months of 2025, a 4.8% increase year over year in like-for-like1 terms, while revenue totaled €6.9 billion, a 6.2% rise in like-for-like1 terms. Ferrovial closed the period with a solid financial position, with liquidity1 of €4.2 billion and consolidated net debt1 of -€706 million, excluding infrastructure projects in both cases. During this period, the company completed the divestment of its 5.25% stake in Heathrow (€539 million) and AGS Airports (€534 million) and received €406 million in dividends from projects. In parallel, Ferrovial closed the acquisition of a 5.06% stake in the 407 ETR for €1.3 billion, allocated €426 million to shareholder distributions, and €239 million to equity injections in the New Terminal One (NTO) at JFK International Airport. Operating results The Highways division’s revenue grew 14.4% in like-for-like1 terms to €1 billion, driven by remarkable performance in North America, where the company received €312 million in dividends. U.S. Express Lanes reported strong revenue per transaction growth, significantly outpacing inflation. In Canada, 407 ETR showed outstanding performance between January and September, with a double-digit EBITDA1 increase, despite the anticipated Schedule 22 payment expense for 2025. The Board of 407 ETR recently announced an additional dividend of CAD 1.05 billion to be distributed in the last quarter of the year. With this, the total dividend approved amounts to CAD 1.5 billion. The Construction division’s healthy order book1 reached €17.2 billion, which remains close to all-time highs, and delivered a 3.7% adjusted EBIT margin1. North America accounted for 47%, Poland for 22% and Spain for 15% of the total order book. 1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures)

PRESS RELEASE

ferrovial

In the **Airports** division, the NTO project continues to progress, and the team is focused on operational readiness for next year. As of October 28, NTO has reached 21 commercial agreements with airlines, including 14 executed contracts and seven letters of intent.

Conference call information

Ferrovial will host a conference call on October 29 at 15:00 CET / 10:00 a.m. EDT to discuss nine-month 2025 financial results. To access the earnings call, click here or visit https://ferrovial.com/ir-shareholders

KEY FIGURES
(Million euro)

	9M 2025	9M 2024	Variation [1/2]
Revenue	6,911	6,643	6.2%
Adjusted EBITDA[1]	1,031	1,008	4.8%
Adjusted EBIT[1]	691	667	6.0%

	9M 2025	Dec 2024
Consolidated net debt[1]	6,340	6,061
Net debt, excluding infrastructure projects[1]	-706	-1,794

	9M 2025	Dec 2024	Variation [1/2]
Construction order book[1/2]	17,168	16,755	9.1%

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures)

(2) In like-for-like terms.

HIGHWAYS: PERFORMANCE 9M 2025 VS 9M 2024

	Variation	
	Transactions	Rev/Transaction
NTE	-4.4%	14.2%
LBJ	1.5%	8.7%
NTE 35W	4.1%	10.2%

I-77 1.5% 24.4% I-66 8.5% 18.3% *Vehicle kilometers travelled Forward-Looking Statements This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates, rates of interest and exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; statements with respect to our ability to fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing expectations in connection with sustainability and ESG matters; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Variation VKT* Rev/Trip 407 ETR 6.2% 13.2%

Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this press release has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this press release has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,500 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges (where it is a member of Spain’s blue-chip IBEX 35 index) and Nasdaq. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations: Europe Ana Garcia Ruiz +34 676141825 ana.garcia@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com ir@ferrovial.com